UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For August 28, 2025

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(Harmony and/or the Company)

RESULTS FOR THE YEAR ENDED 30 JUNE 2025 AND A FINAL DIVIDEND DECLARATION

Harmony’s results underscore value-driven growth with strong margins, record cash flows, high grades and strategic copper expansion

Johannesburg. Thursday, 28 August 2025. Harmony Gold Mining Company Limited is pleased to announce its financial and operating results for the year ended 30 June 2025 (FY25).

“Harmony’s purpose is to create shared value through responsible mining, underpinned by safety, sustainability, and operational excellence. This disciplined approach has delivered a decade of consistent performance, resulting in strong cash generation, and a future driven by gold and copper, quality orebodies, and collaboration.
In FY25, we met production guidance for the tenth consecutive year and delivered record free cash flows. Our high-margin portfolio continues to drive earnings and support sustained shareholder returns.
We are committed to preserving financial strength and flexibility to fund growth and return value across commodity cycles. As we mark 75 years, we do so with pride in our legacy and confidence in our future”, said Beyers Nel, CEO of Harmony.

Key highlights of FY25 are:

•Despite the tragic losses of life in the FY25, the Group achieved an all-time low lost time injury frequency rate of 5.39 from 5.53 per million hours worked, highlighting continued progress in our journey towards zero harm
•26% increase in headline earnings per share to 2 337 SA cents
(129 US cents) from 1 852 SA cents (99 US cents)
•67% increase in earnings per share of 2 313 SA cents (127 US cents) from 1 386 SA cents (73 US cents)
•Record adjusted free cash flow, up 54% to R11 142 million (US$614 million) driven by higher recovered grades and a higher average gold price received
•3% increase in underground recovered grades to 6.27g/t from 6.11g/t

•5% decrease in total gold production to 46 023kg (1 479 671oz) from 48 578kg (1 561 815oz), within guidance
•Increase in production of 19% at Mponeng, with exceptional recovered grades of 11.27g/t
•17% increase in group all-in sustaining costs (AISC) to
R1 054 346/kg (US$1 806/oz) from R901 550/kg (US$1 500/oz), in line with guidance
•27% increase in average gold price received to R1 529 358/kg (US$2 620/oz) from R1 201 653/kg (US$1 999/oz)
•20% increase in group revenue to R73 896 million (US$4 071 million) from R61 379 million (US$3 282 million)
•Balance sheet remains healthy and flexible with a 285% increase in net cash to R11 148 million (US$628 million) from R2 899 million
(US$159 million)
•Liquidity of R20 925 million (US$1 179 million) in cash and undrawn facilities
•Eva Copper Mineral Resource increased 31% to 1.93Mt of contained copper, gold up 12% to 492koz
•Globally significant declared Mineral Resources: 135.5Moz; declared Mineral Reserves: 36.8Moz in gold and gold equivalents
•MAC Copper acquisition expected to conclude in October 2025
•A final dividend declared of 155 SA cents (approximately 8.9 US cents) per ordinary share declared (June 2024: 94 SA cents (5.2 US cents)), bringing total FY25 payout to a record R2.4 billion (US$133 million)

OPERATING RESULTS

		Year ended 30 June 2025 (Reviewed)	Year ended 30 June 2024 (Audited)	% Change
Underground recovered grade	g/t	6.27	6.11	3
Gold price received	R/kg	1 529 358	1 201 653	27
	US$/oz	2 620	1 999	31
Gold produced total	kg	46 023	48 578	(5)
	oz	1 479 671	1 561 815	(5)
Group cash operating costs	R/kg	874 901	758 736	(15)
	US$/oz	1 499	1 262	(19)
Group all-in sustaining costs (AISC)	R/kg	1 054 346	901 550	(17)
	US$/oz	1 806	1 500	(20)
Group all-in cost (AIC)	R/kg	1 162 011	969 085	(20)
	US$/oz	1 991	1 612	(24)
Group adjusted free cash flow	R million	11 142	7 252	54
	US$ million	614	388	58
Average exchange rate	R:US$	18.15	18.70	(3)

FINANCIAL RESULTS

		Year ended 30 June 2025 (Reviewed)	Year ended 30 June 2024 (Audited)	% Change
Basic earnings per share	SA cents	2 313	1 386	67
	US cents	127	73	72
Headline earnings	R million	14 531	11 474	27
	US$ million	800	613	31
Headline earnings per share (HEPS)	SA cents	2 337	1 852	26
	US cents	129	99	30

FY26 group production and cost guidance

Year-on-year production guidance for the group is between 1 400 000 ounces and 1 500 000 ounces at an AISC of between R1 150 000/kg and R1 220 000/kg. Underground recovered grade for FY26 is guided at above 5.8g/t.

Notice of Final Gross Cash Dividend

Our dividend declaration for the 12 months ended 30 June 2025 is as follows:

Declaration of final gross cash ordinary dividend no. 97
The Board has approved, and notice is hereby given, that a final gross cash dividend of 155 SA cents (8.88252 US cents*) per ordinary share in respect of the 12 months ended 30 June 2025, has been declared payable to the registered shareholders of Harmony on Monday, 13 October 2025.

In accordance with paragraphs 11.17(a)(i) to (x) and 11.17(c) of the JSE Listings Requirements the following additional information is disclosed:

• The dividend has been declared out of income reserves;
• The local Dividend Withholding Tax rate is 20%;
• The gross local dividend amount is 155.00000 SA cents
(8.88252 US cents*) per ordinary share for shareholders exempt from the Dividend Withholding Tax;
• The net local dividend amount is 124.00000 SA cents per ordinary share for shareholders liable to pay the Dividend Withholding Tax;
• Harmony currently has 634 767 724 ordinary shares in issue (which includes 12 215 564 treasury shares); and

• Harmony’s income tax reference number is 9240/012/60/0.

A dividend No. 97 of 155.00000 SA cents (8.88252 US cents*) per ordinary share, being the dividend for the 12 months ended 30 June 2025, has been declared payable on Monday, 13 October 2025 to those shareholders recorded in the share register of the company at the close of business on Friday, 10 October 2025. The dividend is declared in the currency of the Republic of South Africa. Any change in address or dividend instruction to apply to this dividend must be received by the company’s transfer secretaries or registrar not later than Friday, 3 October 2025.
Dividends received by non-resident shareholders will be exempt from income tax in terms of section 10(1)(k)(i) of the Income Tax Act. The dividends withholding tax rate is 20%, accordingly, any dividend will be subject to dividend withholding tax levied at a rate of 20%, unless the rate is reduced in terms of any applicable agreement for the avoidance of double taxation (DTA) between South Africa and the country of residence of the shareholder.

Should dividend withholding tax be withheld at a rate of 20%, the net dividend amount due to non-resident shareholders is 124.00000 SA cents per share. A reduced dividend withholding rate in terms of the applicable DTA may only be relied on if the non-resident shareholder has provided the following forms to their Central Securities Depository Participant (CSDP) or broker, as the case may be in respect of uncertificated shares or the company, in respect of certificated shares:

(a)a declaration that the dividend is subject to a reduced rate as a result of the application of a DTA; and
(b)a written undertaking to inform the CSDP or broker, as the case may be, should the circumstances affecting the reduced rate change or the beneficial owner cease to be the beneficial owner,

both in the form prescribed by the Commissioner for the South African Revenue Service. Non-resident shareholders are advised to contact their CSDP or broker, as the case may be, to arrange for the abovementioned documents to be submitted prior to the payment of the distribution if such documents have not already been submitted.

In compliance with the requirements of Strate Proprietary Limited (Strate) and the JSE Listings Requirements, the salient dates for payment of the dividend are as follows:

Last date to trade ordinary shares cum-dividend is	Tuesday, 7 October 2025
Ordinary shares trade ex-dividend	Wednesday, 8 October 2025
Record date	Friday, 10 October 2025
Payment date	Monday, 13 October 2025

No dematerialisation or rematerialisation of share certificates may occur between Wednesday, 8 October 2025 and Friday, 10 October 2025 both dates inclusive, nor may any transfers between registers take place during this period.

On payment date, dividends due to holders of certificated securities on the SA share register will either be electronically transferred to such shareholders' bank accounts or, in the absence of suitable mandates, dividends will be held in escrow by Harmony until suitable mandates are received to electronically transfer dividends to such shareholders.

Dividends in respect of dematerialised shareholdings will be credited to such shareholders' accounts with the relevant CSDP or broker.

The holders of American Depositary Receipts (ADRs) should confirm dividend details with the depository bank. Assuming an exchange rate of R17.45/US$1* the dividend payable on an ADR is equivalent to 8.88252 US cents for ADR holders before dividend tax. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

* Based on an exchange rate of R17.45/US$1 at 22 August 2025. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

Short-form announcement

This short-form announcement is the responsibility of the board of directors of the Company.

Shareholders are advised that this short-form announcement represents a summary of the information contained in the full financial results (results booklet) incorporating the FY25 condensed consolidated financial statements and does not contain full or complete details published on the Stock Exchange News Service, via the JSE cloudlink at https://senspdf.jse.co.za/documents/2025/jse/isse/HARE/FY25result.pdf and on Harmony’s website (www.harmony.co.za) on 28 August 2025.

The condensed consolidated financial statements for the financial year ended 30 June 2025, from which this short-form announcement has been correctly extracted, have been reviewed by Ernst & Young Inc., who expressed an unmodified review conclusion thereon.

Any investment decisions by investors and/or shareholders should be based on a consideration of the results booklet as a whole and shareholders are encouraged to review the results booklet, which is available for viewing on the Company’s website and the JSE cloudlink, referred to above.

Ends.

For more details, contact:

Jared Coetzer
Head: Investor Relations
+27 (0)82 746 4120

Johannesburg, South Africa
28 August 2025
Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

FORWARD-LOOKING STATEMENTS
This market release contains forward-looking statements within the meaning of the safe harbour provided by Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.
These forward-looking statements, including, among others, those relating to our future business prospects, revenues, and the potential benefit of acquisitions (including statements regarding growth and cost savings) wherever they may occur in this market release, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in our integrated annual report. All statements other than statements of historical facts included in this market release may be forward-looking statements.
By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere; the impact from, and measures taken to address, Covid-19 and other contagious diseases, such as HIV and tuberculosis; high and rising inflation, supply chain issues, volatile commodity costs and other inflationary pressures exacerbated by the geopolitical risks; estimates of future earnings, and the sensitivity of earnings to gold and other metals prices; estimates of future gold and other metals production and sales; estimates of future cash costs; estimates of future cash flows, and the sensitivity of cash flows to gold and other metals prices; estimates of provision for silicosis settlement; increasing regulation of environmental and sustainability matters such as greenhouse gas emission and climate change, and the impact of climate change on our operations; estimates of future tax liabilities under the Carbon Tax Act (South Africa); statements regarding future debt repayments; estimates of future capital expenditures; the success of our business strategy, exploration and development activities and other initiatives; future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans; estimates of reserves statements regarding future exploration results and the replacement of reserves; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past and future acquisitions, as well as at existing operations; our ability to complete ongoing and future acquisitions; fluctuations in the market price of gold and other metals; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions related to industrial action or health and safety incidents; power cost increases as well as power stoppages, fluctuations and usage constraints; ageing infrastructure, unplanned breakdowns and stoppages that may delay production, increase costs and industrial accidents; supply chain shortages and increases in the prices of production imports and the availability, terms and deployment of capital; our ability to hire and retain senior management, sufficiently technically-skilled employees, as well as our ability to achieve sufficient representation of historically disadvantaged persons in management positions or sufficient gender diversity in management positions or at Board level; our ability to comply with requirements that we operate in a sustainable manner and provide benefits to affected communities; potential liabilities related to occupational health diseases; changes in government regulation and the political environment, particularly tax and royalties, mining rights, health, safety, environmental regulation and business ownership including any interpretation thereof; court decisions affecting the mining industry, including, without limitation, regarding the interpretation of mining rights; our ability to protect our information technology and communication systems and the personal data we retain; risks related to the failure of internal controls; the outcome of pending or future litigation or regulatory proceedings; fluctuations in exchange rates and currency devaluations and other macroeconomic monetary policies, as well as the impact of South African exchange control regulations; the adequacy of the Group’s insurance coverage; any further downgrade of South Africa’s credit rating and socio-economic or political instability in South Africa, Papua New Guinea, Australia and other countries in which we operate; changes in technical and economic assumptions underlying our mineral reserves estimates; geotechnical challenges due to the ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground, deposits; and actual or alleged breach or breaches in governance processes, fraud, bribery or corruption at our operations that leads to censure, penalties or negative reputational impacts.
The foregoing factors and others described under “Risk Factors” in our Integrated Annual Report (www.har.co.za) and our Form 20-F should not be construed as exhaustive. We undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events, except as required by law. All subsequent written or oral forward-looking statements attributable to Harmony or any person acting on its behalf are qualified by the cautionary statements herein.
Any forward-looking statement contained in this market release has not been reviewed or reported on by Harmony’s external auditors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: August 28, 2025	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director